RECEIVED
APR 0 2 2007
SEC MAIL PROCESSING SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

Schedule I

INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17a-5

Report for the Calendar Year 20 06 [8004]

of if less than 12 months

period beginning 01/01/06 (MM/DD/YY) [8005] and ending 12/31/06 (MM/DD/YY) [8006]

07007362

SEC FILE NUMBER: 8- 47955 [8011]

1. NAME OF BROKER DEALER

Ceros Broker Service, Inc. [8020]

OFFICIAL USE ONLY: N9 37869 (Firm No.) (MMYY) [8021]

2. Name(s) of Broker-dealer(s) merging with respondent during reporting period:

PROCESSED
APR 1 3 2007
THOMSON FINANCIAL

		OFFICIAL USE ONLY	
NAME:	[8053]	40	[8057]
NAME:	[8054]		[8058]
NAME:	[8055]		[8059]
NAME:	[8056]		[8060]

3. Respondent conducts a securities business exclusively with registered broker-dealers: (enter applicable code: 1 = Yes 2 = No)	2	8073
4. Respondent is registered as a specialist on a national securities exchange. (enter applicable code: 1 = Yes 2 = No)	2	8074
5. Respondent is registered as a specialist on a national securities exchange.		
(a) equity securities .... (enter applicable code: 1 = Yes 2 = No)	2	8075
(b) municipals .... (enter applicable code: 1 = Yes 2 = No)	2	8076
(a) other debt instruments .... (enter applicable code: 1 = Yes 2 = No)	2	8077
6. Respondent is registered solely as a municipal bond dealer: (enter applicable code: 1 = Yes 2 = No)	2	8078
7. Respondent is an insurance company or an affiliate of an insurance company: (enter applicable code: 1 = Yes 2 = No)	2	8079
8. Respondent carries its own public customer accounts: (enter applicable code: 1 = Yes 2 = No)	2	8084
9. Respondent's total numer of public customer accounts: (carrying firms filing X-17A-5 Part II only		
(a) Public customer accounts	0	8080
(b) Omnibus accounts	0	8081
10. Respondent clears its public customer and/or proprietary accounts: (enter applicable code: 1 = Yes 2 = No)	2	8085

FOCUS REPORT
Schedule I
page 2

11. Respondent clears its public customer accounts in the following manner:
(enter a "1" in appropriate boxes)

(a) Direct Mail (New York Stock Exchange Members Only)		8086
(b) Self-Clearing		8087
(c) Omnibus	1	8088
(d) Introducing		8089
(e) Other		8090
If Other please describe:		
(f) Not applicable		8091

12. (a) Respondent maintains membership(s) on national securities exchange(s):
(enter applicable code: 1 = Yes 2 = No) | 2 | 8100

(b) Names of national securities exchange(s) in which respondent maintains memberships:
(enter a "1" in appropriate boxes)

(1) American		8120
(2) Boston		8121
(3) CBOE		8122
(4) Midwest		8123
(5) New York		8124
(6) Philadelphia		8125
(7) Pacific Coast		8126
(8) Other		8129

13. Employees:

(a) Number of full-time employees	1.5	8101
(b) Number of full-time registered representatives employed by respondent included in 13(a)	1	8102
14. Number of NASDAQ stocks respondent makes market	0	8103
15. Total number of underwriting syndicates respondent was a member	0	8104

(Carrying or clearing firms filing X-17A-5 Part II)

16. Number of respondent's public customer transactions: Actual	0	8105
Estimate	0	8106
(a) equity securities transactions effected on a national securities exchange	0	8107
(b) equity securities transactions effected other than on a national securities exchange	0	8108
(c) commodity, bond, option, and other transactions effected on or off a national securities exchange	0	8109

FOCUS REPORT
Schedule I
page 3

17. Respondent is a member of the Securities Investor Protection Corporation (enter applicable code: 1 = Yes 2 = No) ...	1	8111
18. Number of branch offices operated by respondent ...	0	8112
19. (a) Respondent directly or indirectly controls, is controlled by, or is under common control with, a U.S. bank (enter applicable code: 1 = Yes 2 = No)	2	8130
(b) Name of parent or affiliate		8131
(c) Type of institution		8132
20. Respondent is an affiliate or subsidiary of a foreign broker-dealer or bank (enter applicable code: 1 = Yes 2 = No)	2	8113
21. (a) Respondent is a subsidiary of a registered broker-dealer (enter applicable code: 1 = Yes 2 = No)	2	8114
(b) Name of parent		8116
22. Respondent is a subsidiary of a parent which is not a registered broker or dealer (enter applicable code: 1 = Yes 2 = No)	2	8115
23. Respondent sends quarterly statements to customers pursuant to 10b-10(b) in lieu of daily or immediate confirmations: (enter applicable code: 1 = Yes 2 = No)*	2	8117
24. Aggregate Dollar Amount of Non-exempted OTC Sales of Exchange-Listed Securities Done by Respondent During the Reporting Period ...	$ 0	8118

**Required in any Schedule I filed for calendar year 1978 and secceeding years*

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] [16] 2) Rule 17a-5(b) [ ] [17] 3) Rule 17a-11 [ ] [18]

4) Special request by designated examining authority [ ] [19] 5) Other [ ] [26]

NAME OF BROKER-DEALER

Ceros Broker Service, Inc. [13]

SEC FILE NO.
8-47955 [14]

FIRM I.D. NO.
37869 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

866 E. Sixth Street, Unit 4 [20]
(No. and Street)

South Boston [21] MA [22] 02127 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY)
1/1/2006 [24]

AND ENDING (MM/DD/YY)
12/31/2006 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Hausman, President [30]

(Area Code) — Telephone No.
617-315-7347 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:

	OFFICIAL USE
[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] [40] NO [X] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [ ] [42]

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 27 day of March 2007

Manual signatures of:

1) [signature]
Principal Executive Officer or Managing Partner

2) ______________________
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

Gray, Gray & Gray, LLP [70]

ADDRESS

34 Southwest Park [71]	Westwood [72]	MA [73]	02090 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
50	51	52	53			

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Ceros Broker Service, Inc. **N 3** [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/06 [99]
SEC FILE NO. [98]
Consolidated [198]
Unconsolidated [199]

	Allowable	Non-Allowable	Total
1. Cash	$ 103,914 [200]		$ 103,914 [750]
2. Receivables from brokers or dealers:			
A. Clearance account	102,391 [295]		
B. Other	[300]	$ [550]	102,391 [810]
3. Receivable from non-customers	[355]	[600]	[830]
4. Securities and spot commodities owned at market value:			
A. Exempted securities	[418]		
B. Debt securities	[419]		
C. Options	[420]		
D. Other securities	[424]		
E. Spot commodities	[430]		[850]
5. Securities and/or other investments not readily marketable:			
A. At cost $ [130]			
B. At estimated fair value	[440]	[610]	[860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[460]	[630]	[880]
A. Exempted securities $ [150]			
B. Other securities $ [160]			
7. Secured demand notes:	[470]	[640]	[890]
Market value of collateral:			
A. Exempted securities $ [170]			
B. Other securities $ [180]			
8. Memberships in exchanges:			
A. Owned, at market $ [190]			
B. Owned, at cost		[650]	
C. Contributed for use of the company, at market value		[660]	[900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[480]	[670]	[910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[490]	[680]	[920]
11. Other assets	3,442 [535]	[735]	3,442 [930]
12. TOTAL ASSETS	$ 209,747 [540]	$ [740]	$ 209,747 [940]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Ceros Broker Service Inc. as of 12/31/06

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255] 13	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	10 [1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	29,172 [1205]	[1385]	29,172 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211] 12	[1390] 14	[1700]
19. E. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders 9 $ [970]			
2. includes equity subordination (15c3-1(d)) of ... $ [980]			
B. Securities borrowings, at market value from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. includes equity subordination (15c3-1(d)) of ... $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ [1230]	$ [1450]	$ 29,172 [1760]

Ownership Equity

		Total
21. Sole Proprietorship		15 $ [1770]
22. Partnership (limited partners)	11 ($ [1020])	[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		150,000 [1792]
C. Additional paid-in capital		[1793]
D. Retained earnings		30,575 [1794]
E. Total		180,575 [1795]
F. Less capital stock in treasury		16 ([1796])
24. TOTAL OWNERSHIP EQUITY		$ 180,575 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 209,747 [1810]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Ceros Broker Service Inc. as of 12/31/06

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 180,575	3480
2. Deduct ownership equity not allowable for Net Capital			[19] ( )	3490
3. Total ownership equity qualified for Net Capital			180,575	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			0	3520
B. Other (deductions) or allowable credits (List)			0	3525
5. Total capital and allowable subordinated liabilities			$ 180,575	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	[17] $	3540		
B. Secured demand note delinquency		3590		
C. Commodity futures contracts and spot commodities – proprietary capital charges		3600		
D. Other deductions and/or charges		3610	( )	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions			[20] $ 180,575	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities	[18]	3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities		3734		
D. Undue Concentration		3650		
E. Other (List)		3736	( )	3740
10. Net Capital			$ 180,575	3750

[30]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Ceros Broker Service Inc. as of 12/31/06

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$		3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) 0	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14. Excess net capital (line 10 less 13)	$	180,575	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19) 22	$	180,575	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	29,172	3790
17. Add:						
A. Drafts for immediate credit 21	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
18. Total aggregate indebtedness				$	29,172	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)				%	20.18	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				%	20.18	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) 23	$		3880
23. Net capital requirement (greater of line 21 or 22)	$		3760
24. Excess capital (line 10 less 23)	$		3910
25. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement , or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Ceros Broker Service Inc.

For the period (MMDDYY) from 01/01/06 [3932] to 12/31/06 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE			
1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange		$ 199,725	3935
b. Commissions on listed option transactions		101,775	3938
c. All other securities commissions		560,082	3939
d. Total securities commissions		861,582	3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading			3949
c. Total gain (loss)			3950
3. Gains or losses on firm securities investment accounts			3952
4. Profit (loss) from underwriting and selling groups			3955
5. Revenue from sale of investment company shares			3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services		27,200	3975
8. Other revenue			3995
9. Total revenue		$ 888,782	4030
EXPENSES			
10. Salaries and other employment costs for general partners and voting stockholder officers		65,280	4120
11. Other employee compensation and benefits			4115
12. Commissions paid to other broker-dealers		473,591	4140
13. Interest expense			4075
a. Includes interest on accounts subject to subordination agreements	4070		
14. Regulatory fees and expenses		7,520	4195
15. Other expenses		306,707	4100
16. Total expenses		$ 853,098	4200
NET INCOME			
17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16)		$ 35,684	4210
18. Provision for Federal income taxes (for parent only)		5400	4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of	4338		
20. Extraordinary gains (losses)			4224
a. After Federal income taxes of	4239		
21. Cumulative effect of changes in accounting principles			4225
22. Net income (loss) after Federal income taxes and extraordinary items		$ 30,284	4230
MONTHLY INCOME			
23. Income (current month only) before provision for Federal income taxes and extraordinary items		$	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Ceros Broker Service Inc.

For the period (MMDDYY) from 01/01/06 to 12/31/06

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$	4240
A. Net income (loss)				4250
B. Additions (Includes non-conforming capital of	29 $	4262)		4260
C. Deductions (Includes non-conforming capital of	$	4272)		4270
2. Balance, end of period (From item 1800)			$	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	30	$ 150,291	4300
A. Increases		30,284	4310
B. Decreases			4320
4. Balance, end of period (From item 3520)		$ 180,575	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Ceros Broker Service Inc. as of 12/31/06

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1		4550
B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained		4560
C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 30 SEC 17574 4335	X	4570
D. (k)(3) — Exempted by order of the Commission (include copy of letter)		4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31	4600	4601	4602	4603	4604	4605
32	4610	4611	4612	4613	4614	4615
33	4620	4621	4622	4623	4624	4625
34	4630	4631	4632	4633	4634	4635
35	4640	4641	4642	4643	4644	4645
			Total $ 36	4699		

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

CEROS BROKER SERVICE, INC.

DECEMBER 31, 2006

CEROS BROKER SERVICE, INC.

REGULATORY REPORTS

DECEMBER 31, 2006

TABLE OF CONTENTS

GG&G
GRAY GRAY & GRAY, LLP
CERTIFIED PUBLIC ACCOUNTANTS
VISION • DIRECTION • SUCCESS

Securities and Exchange Commission
73 Tremont Street - Suite 600
Boston, MA 02108-3912

We have audited the Focus Report of **Ceros Broker Service, Inc.** as of December 31, 2006. The audit was made in accordance with auditing standards generally accepted in the United States of America and, accordingly, includes a review of the system of internal control, the procedures employed for safeguarding securities, the practices and procedures employed in complying with rule 17a-13 and in the resolution of securities differences, and such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances, including the auditing procedures prescribed by the Securities and Exchange Commission. There were no material differences with respect to the computation of Net Capital under SEC Rule 15c3-1, and the computation of Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3. We found no inadequacies in our audit of the above mentioned procedures and systems.

In our opinion, the Focus Report, with all supporting statements and schedules, present fairly the financial position of **Ceros Broker Service, Inc.** at December 31, 2006 in the form prescribed by the Securities and Exchange Commission, in conformity with accounting principles generally accepted in the United States of America applied on a basis consistent with that of the preceding year.

GRAY, GRAY & GRAY, LLP
Gray, Gray & Gray, LLP
Gray, Gray & Gray, LLP

March 23, 2007

34 SOUTHWEST PARK • WESTWOOD, MASSACHUSETTS 02090
TEL: 781-407-0300 • FAX: 781-407-0303 • E-MAIL: GGG@GGGCPAS.COM • WEB: WWW.GGGCPAS.COM

CEROS BROKER SERVICE, INC.

AUDITED FINANCIAL STATEMENTS
AND OTHER FINANCIAL INFORMATION

DECEMBER 31, 2006

CEROS BROKER SERVICE, INC.

AUDITED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

DECEMBER 31, 2006

AUDITED FINANCIAL STATEMENTS

OTHER FINANCIAL INFORMATION

GG&G
GRAY GRAY & GRAY, LLP
CERTIFIED PUBLIC ACCOUNTANTS
VISION • DIRECTION • SUCCESS

INDEPENDENT AUDITORS' REPORT

Board of Directors
Ceros Broker Service, Inc.

We have audited the accompanying statements of financial condition of **Ceros Broker Service, Inc.** as of December 31, 2006 and 2005, and the statements of operations and retained earnings and cash flows - direct method for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Ceros Broker Service, Inc**. as of December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The other financial information section, presented for the purposes of additional analysis, is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

GRAY, GRAY & GRAY, LLP

Gray, Gray & Gray, LLP

March 23, 2007

34 SOUTHWEST PARK • WESTWOOD, MASSACHUSETTS 02090
TEL: 781-407-0300 • FAX: 781-407-0303 • E-MAIL: GGG@GGGCPAS.COM • WEB: WWW.GGGCPAS.COM

LIABILITIES AND STOCKHOLDER'S EQUITY

	December 31, 2006	December 31, 2005
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$ 19,772	$ 11,671
Accrued taxes	9,400	3,233
TOTAL CURRENT LIABILITIES	29,172	14,904
STOCKHOLDER'S EQUITY		
Common stock	150,000	150,000
Retained earnings	30,575	291
TOTAL STOCKHOLDER'S EQUITY	180,575	150,291
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 209,747	$ 165,195

The accompanying notes are an integral part of these financial statements.

CEROS BROKER SERVICE, INC.

STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

	Year Ended December 31, 2006	2005
INCOME		
Commissions and service revenues	$ 861,582	$ 698,486
Management fees	27,200	32,896
TOTAL INCOME	888,782	731,382
OPERATING EXPENSES		
General and administrative expenses	848,695	690,543
Depreciation	403	985
TOTAL OPERATING EXPENSES	849,098	691,528
NET INCOME BEFORE PROVISION FOR INCOME TAXES	39,684	39,854
PROVISION FOR INCOME TAXES	9,400	2,967
NET INCOME	30,284	36,887
RETAINED EARNINGS (DEFICIT) AT BEGINNING OF YEAR	291	(36,596)
RETAINED EARNINGS AT END OF YEAR	$ 30,575	$ 291

The accompanying notes are an integral part of these financial statements.

	Year Ended December 31, 2006	Year Ended December 31, 2005
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES:		
Net income	$ 30,284	$ 36,887
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation	403	985
(Increase) decrease in assets:		
Prepaid expenses	4,864	(4,348)
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	8,101	(2,157)
Accrued taxes	6,167	2,967
TOTAL ADJUSTMENTS	19,535	(2,553)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	$ 49,819	$ 34,334

The accompanying notes are an integral part of these financial statements.

CEROS BROKER SERVICE, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

NOTE 1 – BUSINESS

Principal Business Activity – Ceros Broker Service, Inc. is an introducing broker in the business of trading securities. The Company is a registered member of the Securities and Exchange Commission, the National Association of Securities Dealers, and is registered with various state securities commissions.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Property and Equipment – Property and equipment are stated at cost, less accumulated depreciation. Expenditures for routine repairs and maintenance are charged to operations as they are incurred while those which significantly improve or extend the lives of existing assets are capitalized. Depreciation is computed using the straight-line and accelerated methods.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes – Income tax expense includes federal and state taxes currently payable and, when material, deferred taxes arising from temporary differences between income from financial reporting and tax purposes and also operating losses that are available to offset future taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. At December 31, 2006 and 2005, deferred tax assets and liabilities were immaterial.

Commissions – Commissions and related clearing expenses are recorded on a settlement date basis as securities transactions occur.

Cash and cash equivalents– During the course of the normal business cycle the Company, at times, maintains on deposit cash balances in excess of FDIC insured limits. Cash equivalents represents investments in money market accounts in various financial institutions.

Reclassifications – Certain reclassifications, none of which affect income, have been made to the 2005 financial statements to conform to the 2006 presentation.

NOTE 3 – REGULATORY REQUIREMENTS

Pursuant to net capital provision of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital may fluctuate on a daily basis. The Company had net capital, as defined, of $142,633 and $120,598 at December 31, 2006 and 2005, respectively. The minimum net capital requirement is $5,000.

Exemptive Provision Under Rule 15c3-3 – The Company, as an introducing broker, is exempt under subparagraph (k)(2)(ii) of Rule 15c3-3 from maintaining a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

NOTE 4 – Income Taxes

The Company's effective tax rate for the year ending December 31, 2005, is lower than would be expected if the statutory rates were applied to income from continuing operations, due to the use of net operating loss carryforwards.

NOTE 5 – RELATED PARTY TRANSACTIONS

Economic Dependency – The Company is affiliated with other companies in the same line of business. Ninety-eight percent of the Company's commissions are earned from transactions with these affiliates. Per a written agreement, a foreign corporation with the same ownership refers customers who purchase securities through the Company. A significant portion (60% in 2006 and 49% in 2005) of the commissions earned, on these transactions are paid back to the foreign affiliate as commission expense.

Total commissions paid back, net of reimbursed costs totaled $473,591 and $339,903 for the years ended December 31, 2006 and 2005, respectively. The Company received management fees of $27,200 and $32,896 from an affiliate in 2006 and 2005, respectively. The management fees relate to administrative charges to the related party.

Approximately 2% and 3% of the Company's commissions are earned from entities that are related to an officer of the Company for the years ended December 31, 2006 and 2005, respectively.

NOTE 6 – CAPITAL STRUCTURE

As of December 31, 2006 and 2005, the Company had 200,000 shares of Class A voting, $1 par value common stock authorized, and 150,000 shares issued and outstanding.

OTHER FINANCIAL INFORMATION

GG&G
GRAY GRAY & GRAY, LLP

CERTIFIED PUBLIC ACCOUNTANTS
VISION • DIRECTION • SUCCESS

INDEPENDENT AUDITORS' REPORT ON OTHER FINANCIAL INFORMATION

Board of Directors
Ceros Broker Service, Inc.

Our audits for the years ended December 31, 2006 and 2005 were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

GRAY, GRAY & GRAY, LLP

March 15, 2007

34 SOUTHWEST PARK • WESTWOOD, MASSACHUSETTS 02090
TEL: 781-407-0300 • FAX: 781-407-0303 • E-MAIL: GGG@GGGCPAS.COM • WEB: WWW.GGGCPAS.COM

CEROS BROKER SERVICE, INC.

SCHEDULES OF GENERAL AND ADMINISTRATIVE EXPENSES

	Year Ended December 31, 2006	Year Ended December 31, 2005
Commissions expense	$ 473,591	$ 339,903
Clearing charges	234,217	239,803
Officer's salary	65,280	65,280
Professional fees	34,296	26,471
Travel	22,016	1,193
Payroll and other taxes	5,175	5,863
Dues and registrations	7,520	2,547
Office	2,530	7,501
Insurance	2,489	758
Telephone	1,581	1,224
TOTAL GENERAL AND ADMINISTRATIVE EXPENSES	$ 848,695	$ 690,543

GG&G
GRAY GRAY & GRAY, LLP

CERTIFIED PUBLIC ACCOUNTANTS
VISION • DIRECTION • SUCCESS

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

Board of Directors
Ceros Broker Service, Inc.

In planning and performing our audits of the financial statements of **Ceros Broker Service, Inc.** for the years ended December 31, 2006 and 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by **Ceros Broker Service, Inc.** that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

34 SOUTHWEST PARK • WESTWOOD, MASSACHUSETTS 02090
TEL: 781-407-0300 • FAX: 781-407-0303 • E-MAIL: GGG@GGGCPAS.COM • WEB: WWW.GGGCPAS.COM

GRAY GRAY & GRAY, LLP

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the Commission's objectives.

This report is intended solely for the use of the management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

GRAY, GRAY & GRAY, LLP
Gray, Gray & Gray, LLP
Gray, Gray & Gray, LLP

March 23, 2007

END